Exhibit 99.18

Quantum eMotion announces today the Beta-release

of QodeAI, its AI-Powered Automation System

MONTREAL, January 16th, 2024 - Quantum eMotion Corp. (TSX.V: QNC) (OTCQB: QNCCF) (“QeM” or the “Company”), a pioneering force in classical and quantum cybersecurity solutions, proudly announces the beta release of its AI-Powered Automation System, named QodeAI, a new development tool, designed to accelerate the deployment of QeM’s main products and accelerate the deployment and adoption among customers and Partners.

QodeAI, like the majority of QeM’s products, is targeted to the Application Security market, which was valued at USD 7.09 Billion in 2022, projected to reach USD 26.80 Billion by 2030 at a Compound Annual Growth Rate (CAGR) of 18%.

QodeAI is an autonomous system capable of code generation, instructions and interaction with systems and users. In its simplest form, QodeAI will respond to queries on the general subject of Application Security, providing instruction and advice in this complex field. It is primarily intended for companies that have licensed QeM’s SDK (Software Development Kit) and EaaS (Entropy as a Service) products to enhance the security of their applications. QodeAI will also be available for casual users browsing the QeM website, wanting to know more about QeM products or generally making inquiries about Application Security.

Powered by Microsoft Azure Cognitive Services and designed to be compatible with widely used Integrated Development Environments (IDEs) such as Microsoft Visual Studio Enterprise, QodeAI encapsulates a wealth of information on cryptography, able to deliver instructions to guide developers on how to secure their applications utilizing QeM’s quantum-powered entropy sources, cryptographic API’s and high-power code generators.

Larry Moore, CTO of QeM, said: “QodeAI is a powerful and adaptable tool that is valuable for companies seeking to enhance the security of their APPS by leveraging QeM’s technologies into their products. Its combination of user-friendly guidance, code automation, and integration capabilities make it a standout developer solution in the application security landscape.”

Francis Bellido, CEO of QeM, conveyed great excitement about this advancement, declaring, “We are thrilled to adopt AI technologies and fully leverage the advantages of artificial intelligence to enhance the functionality and breadth of our secure communication platform. Envisioned as a support tool for developers, QodeAI is expected to evolve into a significant source of revenue for QeM, especially when employed as a Partner Support Tool.”

About QeM

The Company’s mission is to address the growing demand for affordable hardware security for connected devices. The patented solution for a Quantum Random Number Generator exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced security for protecting high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.